UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

May 10 ,2023

Messrs
Comisión Nacional de Valores

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

República Argentina

Presente

Messrs

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

República Argentina

Presente

Messrs

Mercado Abierto Electrónico S.A.

Maipú 1210, Piso 5º

Ciudad Autónoma de Buenos Aires

República Argentina

Presente

Ref: Material fact

Conversion of Class “C” shares into Class “B”.

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”), in order to inform that the Company has obtained authorization from CNV to transfer the authorization for the public offering of shares of the Company with respect to 355,945 ordinary, book-entry shares, class C of n/v$1 each and with the right to one (1) vote per share, for an equal number of Class "B" shares of the same characteristics, in accordance with the approval of conversion of such Class "C" shares into Class "B" requested by the Bank of the Argentine Nation in its capacity as trustee of the Residual PPP Trust of the Company.

Consequently, the share capital is made up as follows:

Class	Number	% of share Capital and votes
A	462.292.111	51%
B	442.566.330	48,8%
C	1.596.659	0,17%

Yours faithfully.

_________________

Empresa Distribuidora y Comercializadora Norte S.A.

Silvana E. Coria

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2023